Filer: Thermo Electron Corporation
                                                Subject Company: Thermedics Inc.
                                   Subject Company Exchange Act File No.: 1-9567
                                           Registration Statement No.: 333-35982
PRESS RELEASE:

Investor Contact: 781-622-1111
Media Contact: 781-622-1252

              Thermo Electron Further Extends Exchange Offer for
                       Thermedics Shares to June 29, 2000

WALTHAM, Mass., June 26, 2000 - Thermo Electron Corporation (NYSE-TMO) announced that it has further extended the exchange offer for Thermedics Inc. (ASE-TMD) common stock until midnight on June 29, 2000. The offer was extended because the Securities and Exchange Commission (SEC) has not yet declared Thermo Electron's registration statement for the exchange offer effective. The company may not accept shares of Thermedics common stock tendered in the exchange offer until the registration statement is declared effective by the SEC. Other terms and conditions of the exchange offer remain unchanged.

      According to a preliminary report from the depositary for the exchange offer, approximately 8 million shares of Thermedics common stock had been tendered and not withdrawn pursuant to the exchange offer as of the close of business on Friday, June 23, 2000. These shares represent approximately 19 percent of the total number of Thermedics shares outstanding, and when combined with shares held by Thermo Electron, represent approximately 94 percent.

      Because of the extension announced today, holders of Thermedics common stock may tender or withdraw their shares until midnight on Thursday, June 29, 2000, unless the exchange offer is further extended. The exchange offer had previously been scheduled to expire on June 23, 2000, at midnight.

       On May 1, 2000, Thermo Electron mailed a preliminary prospectus to registered holders of Thermedics shares regarding the exchange offer and the merger, accompanied by a letter of transmittal that Thermedics shareholders can use to tender their shares in the exchange offer. Beneficial owners of Thermedics shares holding in street name through their brokers can receive the preliminary prospectus and letter of transmittal from their broker and should contact their broker for those documents. In any case, copies of the preliminary prospectus and letter of transmittal may be requested from D.F. King & Co., Inc., the information agent for the exchange offer, by calling (800) 290-6433.

         Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides fiber-recovery products. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one company focused on its core measurement and detection instruments business. More information is available on the Internet at http://www.thermo.com.

Other Important Information:

We urge investors and security holders to read the following documents when they become available, regarding the exchange offer and the merger described in this announcement, because they contain important information:

- Thermo Electron's preliminary prospectus, any prospectus supplement, final prospectus, and other exchange offer materials.

- Thermo Electron's registration statement on form S-4 and Schedule TO, as amended, which contain or incorporate by reference the documents listed above and other information.

-     Thermedics' solicitation/recommendation statement on schedule 14D-9.

These documents and amendments to these documents have been or will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained for free at the SEC's Web site at www.sec.gov. You may also obtain for free each of these documents, when available, from us. You can call us at (781) 622-1111 or write to us at:

Investor Relations Department
Thermo Electron Corporation
81 Wyman Street, P.O. Box 9046
Waltham, MA  02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in the company's Amendment No. 1 to Registration Statement on Form S-4 [Reg. No. 333-35478] filed with the Securities and Exchange Commission on June 14, 2000. These include risks and uncertainties relating to: the company's ability to complete its corporate reorganization, the need for a favorable Internal Revenue Service ruling regarding planned spin-offs of certain subsidiaries, divestitures planned as part of the reorganization, integration of the instrument businesses, issuance of significant amounts of additional shares as part of the reorganization, liquidity and prospective performance of the subsidiaries to be spun off, guarantees of obligations of the subsidiaries to be spun off, stock price volatility, goodwill acquired by the company, internal growth, the effect of exchange rate fluctuations on the company's significant international operations, the need to develop new products and adapt to significant technological change, changes in governmental regulations, and dependence of demand on capital spending and government funding policies.

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